SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF RESULTS OF REPURCHASE OF NTT SHARES

On September 6, 2005, the registrant filed a notice of results of repurchase of its own shares through ToSTNet-2 with the Tokyo Stock Exchange and the other stock exchanges in Japan on which its securities are traded.

Attached is an English translation of the notice describing the details of the repurchase results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: September 6, 2005

September 6, 2005

Notice of results of repurchase of NTT shares through ToSTNeT-2

Further to the announcement made on September 5, 2005, Nippon Telegraph and Telephone Corporation today purchased its own shares. The details of the repurchase are as follows:

1.	Reason for share repurchase:	To implement a capital policy that takes into account supply and demand conditions of NTT’s shares.

2.	Class of repurchased shares:	Common stock
3.	Number of repurchased shares:	1,116,743 shares
4.	Price of repurchased shares:	483,000 yen per share
5.	Date of repurchase:	September 6, 2005 (Tuesday)
6.	Method of repurchase:	Purchased at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2).

(Further Information)

1.	The resolutions on repurchase of NTT shares decided by the shareholders at the 20th ordinary general meeting on June 28, 2005 were as follows:

(1)	Class of shares: Common stock

(2)	Number of shares to be repurchased: 1,250,000 shares (maximum)

(3)	Total value of shares to be repurchased: 600 billion yen (maximum)

2.	The progress of repurchase to date

(1)	Total number of repurchased shares: 1,116,743 shares

(2)	Total value of repurchased shares: 539,386,869,000 yen

For inquiries, please contact:
Investor Relations Office
Department IV
Nippon Telegraph and Telephone Corporation
Attn: Shioyama (Mr.) or Hanaki(Mr.)
Tel: 03-5205-5581
E-mail: investors@hco.ntt.co.jp